Via Facsimile and U.S. Mail
Mail Stop 6010

June 29, 2007

Mr. John C. Pintozzi
Vice President and Chief Financial Officer
Allstate Life Insurance Company of New York
One Allstate Drive
Farmingville, New York   11738

Re: **Allstate Life Insurance Company of New York**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 13, 2007
        File No. 033-47245

Dear Mr. Pintozzi:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Application of Critical Accounting Estimates, page 8

1.   Although you identify certain accounting policies as critical, investors are not able to determine the effect that reasonably likely changes in your estimates as of December 31, 2006 may have been expected to have on your future operations and financial position. In responding, please address in disclosure-type format the material implications of the uncertainties associated with the methods,

assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, please discuss how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future. For example, you should address the specific assumptions that changed as a result of the amortization acceleration and deceleration discussed on page 17. Discuss the impact that reasonably likely changes in these assumptions could have on your future operations and financial position.

Operations, page 10

2.   Please tell us why your use of "Investment margin," "Mortality margin," and "Gross margin" as performance measures are not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. Include a discussion that demonstrates the substantive reasons why management believes that these measures provide useful information to investors. The fact that these measures are used by the company as an indicator of business performance should not be the sole support for presenting these non-GAAP financial measures. Rather, the justification for the use of the measure must be substantive. Please refer to SAB 107 and to the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003. Provide to us revisions to your disclosures in disclosure-type format.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant